Exhibit 12.4
Idaho Power Company
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	2009	2008	2007	2006	2005

Earnings, as defined:

Income before income taxes	$158,080	$131,715	$111,965	$137,890	$115,764
Adjust for distributed income of equity investees	2,464	(6,772)	(5,553)	(9,347)	(10,370)
Equity in loss of equity method investments	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	-	-
Supplemental fixed charges, as below	80,028	79,358	70,024	62,463	59,351
Total earnings, as defined	$240,572	$204,301	$176,436	$191,006	$164,745

Fixed charges, as defined:

Interest charges[1]	$77,580	$76,711	$67,386	$59,955	$56,866
Rental interest factor	963	857	886	732	873
Total fixed charges	$78,543	$77,568	$68,272	$60,687	$57,739

Supplemental increment to fixed charges[2]	1,485	1,790	1,752	1,776	1,612

Total supplemental fixed charges	$80,028	$79,358	$70,024	$62,463	$59,351

Supplemental ratio of earnings to fixed charges	3.01 x	2.57 x	2.52 x	3.06 x	2.78 x

1 FIN 48 interest is not included in interest charges.
[2] Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc.
notes which are already included in operation expenses.